Exhibit 99.2

This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. Disclaimer

1. Market Overview 2. James Hardie R&R History up to 2008 3. New Approach/Go Forward Outline

Repair and Remodel Market Overview The Market

McGraw Hill Dodge NC Starts have declined rapidly Starts by Quarter 73 91 93 81 53 48 365 457 441 364 369 399 313 250 256 287 226 167 146 174 88 97 85 76 72 83 66 61 0 50 100 150 200 250 300 350 400 450 500 Q1 2005 Q2 Q3 Q4 Q1 2006 Q2 Q3 Q4 Q1 2007 Q2 Q3 Q4 Q1 2008 Q2 (Thousands of Starts) MF low-rise Single Family

NAHB Data 2007 As measured in Square Feet R&R opportunity exceeds new construction

NAHB Data 2007 James Hardie Exterior Cladding Markets R&R 67% New 33% Overall R&R market opportunity

$ 10 mm + $750K - $999K $500K - $749K $250K - $499K > $250K Breakdown by Sales Volume 12% of the contractors Traits: Re-invests 10-15% of the Sales in Pro-active Advertising Scalable - Ability to Grow Commitment to the segment Sales Systems - Ability to Sell Value Mean Contractor: $1.04 mm Median Contractor: $450K 88% of the contractors Traits: Limited Advertising Referral based Typically not growth oriented Works across segments Sells himself with the consumer $ 2.0 - $9.9 mm $ 1.0 - $1.9 mm James Hardie internal Contractor landscape 34% 26% 8% 9% 12% 10% 2%

James Hardie

Contractor landscape


Re-side
Generalist (Price Focused)
Re-sider (Quality Focused)
Re-sider (Mass Marketer)

Generalist	Quality & Features	Mass-Marketer
Gross Sales: $750,000 ▪ Less than 1-15 resides/yr ▪ Very opportunistic ▪ Sales Position: Price ▪ Less than 5% of sales spent on advertising **Product Drivers** ▪ Sells the de-facto standard. Follows consumers demand	**Gross Sales: $750,000** ▪ 20 – 40 resides/yr ▪ Owners vision is focused around quality installation ▪ Low ability to scale-up. ▪ Over 50% of jobs referrals ▪ 2-3% of Sales on Marketing **Product Drivers** ▪ Looks to use the best products (QF)	**Gross Sales: $3mm+** ▪ 100 – 300 Re-sides/yr. ▪ Operational efficiency. ▪ Focus is Lead Acquisition ▪ Proactive Advertiser ▪ 10%-15% of Sales spent on advertising **Product Drivers** ▪ Looks for high brand awareness – Lower Lead Costs ▪ Product Exclusive

9

James Hardie Repair and Remodel History up to 2008

FY2000 FY2008 FY2001 FY2003 FY2002 FY2004 FY2005 FY2006 FY2007 Everlast (tm) Exclusive One-Step Pre-finished 6/2002 Color Exclusive Pitch 10/2003 2/2004 Pitch JH Retail 4 /2005 Retail Pilot Initiated 1/2006 Remodeling Program Sustains 25+% Growth Year over Year JHSC 1st Anniversary 7/2007 SFI Pilot 7/2007 HardiHome(tm) 10/1999 R&R History up to 2008 - continued

Launched in 1999 Designed to "Partner and Penetrate" target markets Grown to over 300 contractors in 43 states Primarily populated with "visionaries" and "early movers" mostly replacing failed Wood/Hardboard/OSB in high S curve markets Provides solid foundation upon which to build R&R History up to 2008 - continued

Findings Contractor Segmentation Slow to change approach as market developed Business Structure Key Gross Margins necessary to build a sustainable company JH Structure "Specialized" R&R staff, limited penetration in target markets Key measures Better measures of Program contractors Total Solution - Marketing/Sales/Installation Result Early Success confined to Hardboard and OSB Market failures Limited penetration in the "Siding-Rich" markets (EMM) R&R History up to 2008 - continued

Launched James Hardie Siding Center - June 2006 3 High Quality Retail Siding Centers - consumer destinations Siding Center creates awareness in Denver market with Full Spectrum Marketing Plan Learning curve has been high value education - Manufacturer to Professional Replacement Contractor A refined model is evolving R&R Strategy up to 2008 - continued

New Approach/Go Forward

James Hardie R&R Strategy Statement " Switch the preference from vinyl to fiber cement by directly communicating the benefits and affordability of James Hardie to the consumer." New Approach/Go Forward

New Approach/Go Forward

Steps to James Hardie Success

- Solid Business Strategy focused on the entire solution
- Building Strong Leverage Through the Value Chain

Educate → **Quote** → **Install**

Educate the Consumer

- JH Brand Awareness
- JH Website – C+, HardieTrim, HardieWrap
- In-Home education from Website Contractors consistent with the above

An Affordable Solution

- JH is not only for the top of the market
- Price Gap vs. vinyl continues to shrink
- #1 ROI *Cost vs. Value* report – *REMODELING MAGAZINE*

Timely Installation

- Full Wrap Solution
- JH Best Practices
- JH Install Techs enable
- Install Capacity building across all markets

17

Penetration Curve Houston Portland Atlanta Seattle Raleigh San Antonio Charlotte St. Louis Minneapolis Detroit New Jersey Austin Chicago Denver DC Mix Shift in High Penetration Markets Large PDG Opportunity in Early S Curve Markets Opportunity in Every Market

Middle 3rd Top 3rd Terminal Share without JH direct intervention Bottom 3rd Terminal Share with JH direct intervention Middle 3rd Top 3rd Bottom 3rd Wood/Stone Wood/Stone Vinyl Vinyl Typical Vinyl Market

We will employ a combination of the following in target markets across the US: JH Siding Centers Creates Wake Pull Contractors into Wake Control Consumer Message Sales Competency Building High cost Repeatability slow Install Efficiency challenging Key Partners Scalable Aligned with JH Product Strategies More affordable - JH contributes to early start up marketing Creates local wake Must support with JH Best Practices Build fences around switching in home Sell / Outsource JH Sells job in Home Control Educate and Quote phases Outsource Install phase Less margin to contribute to local marketing effort Marketing Tools Continue to build JH Brand Awareness Pull Consumers to JH Website to increase Educate phase SEO grows All Education around JH Mix Shift products Couple with Key Partner and Website Contractor local adverts Multiple Parallel Strategies

James Hardie Siding Center

Positives Has created sizable wake in Denver re-side market Marketing has carryover effect on New Construction Web leads for all partners are up vs. 2007 100% of jobs are profitable, with profits in our target band Sales efficiency is up leading to higher close rates Provides unmatched credibility with Professional Contractors across the US Challenges High cost/high control model vs. other options Scale/Flex and Efficiency of Install Infrastructure excessive vs. value delivered James Hardie Siding Centers

Pre Opening FY06 Opened June 2006 Post Opening to FY08 Material purchases ~$800,000 +20% +28% ColorPlus 35% 50% 70% Replacement Contractors 12 small to mid size 15 small to mid size 10 mid to large Marketing strategy Limited marketing 1st Mass Marketer enrolled to program Multiple Mass Marketers enrolled to program Marketing spend ~ $150,000 (direct mail, tradeshows) >$400,000 (direct mail, tradeshows, radio) >$750,000 (radio, print, television) Jobs created 25 per year average 60 to over 100 JH Siding Centers - Website Contractors

Key Partner Program

Hardie partners with Airoom in Chicago Airoom - full line remodeling professionals for 50 years $ US35 mil+ annually - Large, professional sales force Join with JH to launch "Exteriors Only" line extension focused on selling siding (JH), windows (Marvin) and doors (ThermaTru) Key Partners

Two large showroom locations - both will contain the look and feel of a scaled down Denver Siding Center JH contributes aspects of JHSC - incl. full spectrum marketing plan with right of approval on all content Designed to create rapid growth in Chicago market with Mix Shift Products Key Partners - continued

Website Contractor Program

Why does a Contractor Choose James Hardie? Value proposition to the Contractor Ability to differentiate themselves from vinyl JH Value Propositions resonate with the Home Owner FC market fastest growing siding segment Alignment with a Premium Brand - Leadership position Turn-Key business solution - Full Wrap Applications Efficient Lead Generation Potential to make Consistent, Sustainable Profits Website Contractors

Why does a Contractor Choose James Hardie? Consistent, Sustainable Profits that outpace vinyl Prevalent straight line margin/pricing model means greater profit per square and job over similar vinyl job 15 sq. job = ~50% greater profit Fewer, more profitable jobs per month Model requires fewer leads/jobs per month to achieve greater profitability Website Contractors - continued

Existing Program Contractors provide a good base Website Contractors gain credibility in the home and leads via association with James Hardie and presence on JH Website Website Contractors must represent the most JH-aligned contractors in the US Website Contractors - continued

James Hardie

Website Contractors - continued

- JH must leverage the above credibility and alignment for mutual benefit
- New Program outlines Mix Shift Targets by geography – ColorPlus®, HardieTrim™, HardieWrap™
- New Program includes job reporting requirements via secure web link ensuring alignment and product usage
- Result will be increase in Mix Shift products consistent with JH consumer Education

31

Consumer Education and reinforcement of JH Mix Shift products with high value in the home Website Contractors - continued

Significant increase in James Hardie field reps focusing on R&R + 300% Reps will work in 4 key areas Existing Website Partners New Targets Multi-Family Re-side Aggregate Fragmented via the Channel Reps use Regional Segment Managers who are segment experts for guidance and training New Approach/Go Forward

Aggregate the large pool of smaller, fragmented contractors via our Key Channel Partners with disciplined Aggregation Events run by JH Field Sales. 88% of the contractors Traits: Limited Advertising Referral based Typically not growth oriented Works across segments Sells himself with the consumer New Approach/Go Forward - continued 34% 26% 8% 9% 12% 10% 2%

R&R Segment is the largest opportunity for JH today We have a base of knowledge - we must accelerate James Hardie R&R Strategy Statement "Switch the preference from vinyl to fiber cement by directly communicating the benefits and affordability of James Hardie to the consumer" Focus on the Educate/Quote/Install dynamic Gain the middle 1/3 of the market once consumers are educated on affordable JH solutions and benefits Summary

The Path to Success Attack target markets with multiple, parallel strategies Aligned Website Contractor program - sell and install key Mix Shift Products while reporting critical data JH Field Reps - greatly increased focus in target markets Hardie products enable the strategies and provide foundation for Contractor's brands Summary - continued